UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Approval OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response . 2.50
FORM 12b-25	SEC FILE NUMBER 333-115164
NOTIFICATION OF LATE FILING	CUSIP NUMBER ___________

(Check one):

[   ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K

[X] Form 10-Q   [   ] Form 10-D   [   ] Form N-SAR   [   ] Form N-CSR

For Period Ended: September 29, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Quarterly Period Ended:  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

U.S. Premium Beef, LLC

Full Name of Registrant

N/A

Former Name if Applicable

12200 North Ambassador Drive

Address of Principal Executive Office (Street and Number)

Kansas City, MO  64163

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
x	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its quarterly report on Form 10-Q for the period ended September 29, 2012 within the prescribed time for the following reason:

The Company identified an immaterial error in the manner in which expense has been recognized under its management phantom unit plan.  The Company assessed the materiality of this item in all periods in accordance with the SEC's guidance in Staff Accounting Bulletin ("SAB") 99, concluded that the adjustment was not material to any period and has updated the related disclosure in its Form 10-Q for the quarter ending September 29, 2012. The impacted prior year periods (four month transition period ended December 31, 2011 and quarterly periods ended March 31, 2012 and June 30, 2012) will be revised the next time they are filed.

The registrant intends to file its Quarterly Report on Form 10-Q on or before November 16, 2012.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Scott J. Miller	816	713-8800
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ?  If answer is no, identify report(s).

[x] Yes [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes [x] No

(4)           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

U.S. Premium Beef, LLC

(Name of Registrant as Specified in Charter)

             has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2012	By: /s/ Steven D. Hunt
Steven D. Hunt
Title: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).